EXECUTION COPY

Total No. of Pages: 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

PE

For the Month of September 9, 2002

Commission file number: 0-30924

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

9 September 2002

Marconi plc - Annual General Meeting

The Company has today posted a letter to shareholders from the Chairman notifying them of the Company's Annual General Meeting to be held on Tuesday, 8 October 2002. The following is an extract of the text of the Chairman's letter:

" Dear Shareholder

ANNUAL GENERAL MEETING - TUESDAY, 8 OCTOBER 2002

I am writing to give you details of the business that will be conducted at the Annual General Meeting of the Company on Tuesday, 8 October 2002. You will find on page 3 of this document the Notice of the Third Annual General Meeting of the Company.

The last financial year has been the most traumatic in the Company's history, with shareholders and employees suffering substantial losses. At the Annual General Meeting, I would like to take the opportunity to outline recent developments at Marconi. Specifically, I would like to address three issues.

Improving operational and financial performance

The past eighteen months have been spent trying to improve the operational and financial performance of the Group in the face of market conditions which have continued to deteriorate. We have made substantial progress in reducing our cost base and improving operating efficiency, although at the regrettable cost of more than 10,000 jobs from within the core business. We have also raised disposal proceeds of around £2,000 million in our efforts to focus the Company on its core business and reduce net debt.

Capital restructuring

On 28 August 2002, the Company entered into a non-binding agreement in principle with representatives of its syndicate banks and bondholders which sets out the framework for a financial restructuring of the Company and its subsidiary, Marconi Corporation plc. The agreement recognises the position of the Group's creditors and allows shareholders to retain an economic interest in the continuing business through the shares and warrants they will receive in Marconi Corporation plc. An extract from the announcement concerning the financial restructuring is enclosed for your information. More detail is available on the Marconi website, www.marconi.com. Although there is much work to be done over the next few months, this announcement signals that we can now plan the future of the Group with renewed confidence.

Board composition

As previously announced, now that the principles for the financial restructuring terms have been agreed, I will stand down as Chairman as soon as a replacement can be appointed. I have begun an international search to identify potential candidates with the required skills and resources to lead the Board and Marconi. When I took on the interim Chairmanship, all of the non-executive directors volunteered to stand down as and when required in order to facilitate a reconstruction of the Board. With the previous uncertainty surrounding the future of the Company, many of the possible candidates were unable to make the necessary commitment. Accordingly, following last week's announcement I have now re-activated the search process.

In the expectation that sufficient new Directors will have been confirmed by the date of the Meeting, Sir William Castell and Nigel Stapleton, who are retiring by rotation, will not stand for re-election at the Meeting. However, in the event that suitable replacements have not been confirmed by that date, at my request, they have both indicated that they are prepared to be re-appointed to the Board thereafter, to ensure that we have a full complement of Directors.

The current timetable for the proposed restructuring envisages that the formal documentation will be available in November. These documents will contain details of the new Board of Directors for Marconi Corporation plc."

Contacts

Name: David Beck / Joe Kelly
Title: Public Relations
Phone: +44 (0) 207 306 1771
joe.kelly@marconi.com

Name: Heather Green
Title: Investor Relations
Phone: +44 (0) 207 306 1735
heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: M Skelly
Name: M Skelly
Title: Secretary

Date: September 9, 2002